SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number 001-32618

Ituran Location and Control Ltd.
(Exact name of Registrant as specified in its Charter)
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3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

99.1
On July 24, 2018 Ituran Location and Control Ltd. issued a press release announcing that the Company will acquire 81.3% of Road Track Holding S.L for $91.7 million. A copy of this press release is annexed hereto as Exhibit 99.1.